UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

CON-WAY INC.

(Name of Subject Company)

CANADA MERGER CORP.

(Offeror)

XPO LOGISTICS, INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.625 PAR VALUE

(Title of Class of Securities)

205944101

(Cusip Number of Class of Securities)

Gordon E. Devens

Senior Vice President, General Counsel and Secretary

XPO Logistics, Inc.

Five Greenwich Office Park

Greenwich, CT 06831

(855) 976-4636

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Adam O. Emmerich, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,765,579,896.80	$321,360.38

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 56,866,820 shares of common stock, par value $0.625 per share (the “Shares”), of Con-way Corporation (“Con-way”) outstanding multiplied by the offer price of $47.60 per share, (ii) 1,233,598 Shares subject to outstanding restricted stock unit award and performance share plan units, which reflects the maximum number of restricted stock unit awards and performance share plan units that may be outstanding at the time the offer is completed, multiplied by the offer price of $47.60 per share. The calculation of the filing fee is based on information provided by Con-way as of September 3, 2015.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the Transaction Valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $321,360.38	Filing Party: XPO Logistics, Inc. and Canada Merger Corp.
Form or Registration No.: Schedule TO (File No. 005-14440)	Date Filed: September 15, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on September 15, 2015 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Canada Merger Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of XPO Logistics, Inc., a Delaware corporation (“XPO” or “Parent”), for all of the outstanding shares of common stock, par value $0.625 per share (“Shares”), of Con-way Inc., a Delaware corporation (“Con-way”), at a price of $47.60 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated September 15, 2015 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment is being filed to amend and supplement Items 1, 4, 11 and 12 as reflected below.

Items 1, 4 and 11. Summary Term Sheet; Terms of the Transaction; Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented to add the paragraph set forth below as the last paragraph under “Compliance with the HSR Act”.

“On October 16, 2015, XPO received clearance from the Mexican Federal Commission on Economic Competition under the Mexican Federal Law on Economic Competition of 2014, as amended, relating to XPO’s purchase of Shares in the Offer. Accordingly, the Antitrust Condition has been satisfied. The Offer continues to be subject to the other conditions set forth in Section 15—“Conditions of the Offer” of the Offer to Purchase.”

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented as follows:

“On October 19, 2015, XPO announced an extension of the expiration of the Offer until 12:01 a.m., New York City time, on October 30, 2015, unless further extended. The Offer, which was previously scheduled to expire immediately after 11:59 p.m., New York City time, on October 16, 2015, was extended to allow additional time for the satisfaction of the Marketing Period Condition. The Depositary has advised XPO and Purchaser that as of the close of business, New York City time, on October 16, 2015, approximately 39,965,441 Shares (not including 6,503,235 Shares tendered by notice of guaranteed delivery for which Shares have not yet been delivered) have been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 70.3% of the outstanding Shares. The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(C).”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(5)(C)	Press Release issued by XPO Logistics, Inc. on October 19, 2015.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2015

CANADA MERGER CORP.

By:	/s/ Gordon E. Devens
Name:	Gordon E. Devens
Title:	Vice President, Secretary and Treasurer

XPO LOGISTICS, INC.

By:	/s/ Gordon E. Devens
Name:	Gordon E. Devens
Title:	Senior Vice President; General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 15, 2015.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by XPO Logistics, Inc. and Con-way Inc. on September 9, 2015 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by XPO Logistics, Inc. with the Securities and Exchange Commission on September 9, 2015).*

(a)(1)(G)	Investor Presentation dated September 9, 2015 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by XPO Logistics, Inc.. with the Securities and Exchange Commission on September 9, 2015).*

(a)(1)(H)	Investor Presentation Script dated September 9, 2015 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by XPO Logistics, Inc. with the Securities and Exchange Commission on September 9, 2015).*

(a)(1)(I)	Transcript of September 10, 2015, (incorporated by reference to Schedule TO-C filed by XPO Logistics, Inc. with the Securities and Exchange Commission on September 11, 2015).*

(a)(1)(J)	Summary Advertisement as published in the Wall Street Journal on September 15, 2015.*

(a)(1)(K)	Form of Notice to Participant and Beneficiaries in the Con-way Plans.*

(a)(1)(L)	Trustee Instruction Form for Conway Plans.*

(a)(1)(M)	Form of Notice Follow-up Notice to Participant and Beneficiaries in the Con-way Plans.*

(a)(5)(A)	Complaint filed by Robert Abrams on behalf of himself and all others similarly situated, on October 7, 2015, in the Court of Chancery, State of Delaware.*

(a)(5)(B)	Press Release issued by XPO Logistics, Inc. on October 13, 2015.*

Exhibit No.	Description

(a)(5)(C)	Press Release issued by XPO Logistics, Inc. on October 19, 2015.

(b)(1)	Amended and Restated Debt Commitment Letter, dated as of September 25, 2015, among Morgan Stanley Senior Funding, Inc. and the other Commitment Parties named therein and XPO Logistics, Inc.*

(d)(1)	Agreement and Plan of Merger, dated as of September 9, 2015, by and among XPO Logistics, Inc., Canada Merger Corp. and Con-way Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by XPO Logistics, Inc. with the Securities and Exchange Commission on September 10, 2015).*

(d)(2)	Confidentiality Agreement and Plan of Merger, dated as of July 28, 2015, by and between XPO Logistics, Inc. and Con-way Inc.*

(g)	None.

(h)	None.

*	Previously filed.